Mail Stop 3561

August 19, 2008

<u>via U.S. mail and facsimile</u>

John P.D. Cato, President
Stuart L. Uselton, Executive Vice-President
The Cato Corporation
8100 Denmark Road
Charlotte, North Carolina 28273-5975

RE: Cato Corporation
Correspondence dated July 12, 2008, faxed July 14, 2008 and submitted on
EDGAR on August 8, 2008 in response to futures comment on July 1, 2008
on Form 10-K for Fiscal Year Ended February 2, 2008 and filed April 1,
2008
Schedule 14A filed April 11, 2008
File No. 1-31340

Dear Messrs. Cato and Uselton:

        We have reviewed your correspondence and we have the following comment. If
you disagree, we will consider your explanation as to why our comment is inapplicable.
Please be as detailed as necessary in your explanation. After reviewing this information,
we may raise additional comments. In some of our comments, we may ask you to
provide us with information so we may better understand your disclosure.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comment or any other aspect of our
review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 14A

2007 Executive Compensation, page 21

Compensation Discussion and Analysis, page 21

External Benchmarking for Named Executive Officers, page 21

1. We have reviewed your response to prior comment number one of our letter dated July 1, 2008. However, Item 402(b)(2)(xiv) of Regulation S-K requires that you identify benchmark companies. Therefore, as we advised you by telephone on August 15, 2008, we reissue the comment.

Closing Comments

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

Please contact Susann Reilly at (202) 551-3236 with questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: John P.D. Cato; Stuart L. Uselton
Facsimile to 704-551-7626